Exhibit 99.1

UNICESUMAR is internationally recognized in the Blackboard Catalyst Award

Florianópolis, Brazil, July 18, 2022 – Vitru Limited, or “Vitru” (Nasdaq: VTRU) proudly announces that Unicesumar is the winner of the 2022 Blackboard Catalyst Award in the Community Engagement category. The award is one of the biggest awards for innovation and excellence to education institutions in the world.

This award recognizes educational institutions at all levels, including higher education, that uses Blackboard and/or Anthology CRM solutions to help students, faculty and administrators build better strategies for their institution to promote a connection between school districts, institutions, educators, students, and families, aspiring to improve student performance and create a supportive learning environment. In order to receive this award, the project goes through an evaluation panel that understands several criteria of quality and usability of the Anthology tool, assesses the main impacts of the case on the community, and the relevance in the education business.

Unicesumar won first place in the Community Engagement category with the Science of Happiness (Ciência da Felicidade) course, a life-transforming project. The unprecedented undergraduate course in Brazil aims to make more and more people know the subject in-depth and, consequently, capable of interpreting the environment in which it is inserted and promoting human qualification actions.

The Community Engagement category recognizes institutions using integrated mass communications strategies and tools to implement educational initiatives that strengthened the institution’s brand and perception within their community and has improved student achievement and created a supportive learning environment. The award reinforces Vitru’s engagement with the community, providing not only quality education but also positively contributing with the knowledge of the students and consequently to the community.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors.

Contact:

Maria Carolina F. Gonçalves, IRO

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/